

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 10, 2017

Kathryn A. McElroy
Eaton Vance Management
Two International Place
Boston, MA 02110

> Re: Eaton Vance Floating-Rate 2024 Target Term Trust
> Registration Statement on Form N-2
> File Nos. 333- 216805, 811-23240

Dear Ms. McElroy:

On March 17, 2017, you filed a registration statement on Form N-2 on behalf of Eaton Vance Floating-Rate 2024 Target Term Trust (the "Trust"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Outside Front Cover

1. Please confirm supplementally that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus. *See* Item 1 of Form N-2.

2. The Trust's name contains "Target Term." This phrase sounds similar to a "Target Date" fund. Please add disclosure stating that a "Target Term" fund is different from a "Target Date" fund and explaining the differences between the two.

3. You state that "Senior Loans generally hold one of the most senior positions in the capital structure of the borrower . . . ." Why is the term "generally" necessary? Please clarify that Senior Loans, as you define them, are first lien loans and, if applicable, explain why there are exceptions.

4. You state that the Trust will invest in below investment grade securities. Please provide the ratings applicable to such securities to clarify that the Trust's 15% limit in securities rate "CCC+" or lower does not completely overlap with below investment grade securities.

5. You state that the Trust will invest at least 80% of its Managed Assets in Senior Loans. Please also state what the Trust will invest in with the remaining 20% of its Managed Assets.

6. You state, "The Trust, subject to the approval of no less than 80% of the Board of Trustees, may adopt, without shareholder approval, a plan of liquidation at any time preceding the anticipated Termination Date, which plan of liquidation may set forth the terms and conditions for implementing the termination of the Trust's existence, including the commencement of the winding down of its investment operations and the making of one or more liquidating distributions to Common Shareholders prior to the Termination Date." Please explain supplementally on what legal basis the Trustees are authorized to take such action and what circumstances could cause the Board to do so.

7. At the end of the sentence, stating "Investing in the Common Shares involves certain risks", please add the following language: ", including risks relating to the Trust's investments in Senior Loans. Generally, debt instruments in which the Trust will invest (i) will have scheduled interest reset provisions that may make it more difficult for borrowers to make debt repayments to the Trust and (ii) do not fully amortize over the life of the Senior Loan and will therefore likely have a principal amount outstanding at maturity that may lead to a substantial loss to the Trust if the borrower is unable to refinance or repay."

8. Does the Trust intend to issue preferred within 12 months of effectiveness? If so, please provide appropriate disclosure to include detriments to common shareholders, *e.g.*, diminished control, dividend preference for preferred shares, higher fees (because the adviser bills on managed assets, and the Trust pays out of common assets only).

9. May the Trust's distributions include return of capital? If so, please disclose that fact, along with the tax consequences to shareholders.

Page 1 – The Offering

10. Please add the following information to the end of the paragraph, "The aggregate offering expenses (other than the sales load) to be borne by the Trust are estimated to be $ (or approximately $ per Common Share)."

Page 1 – Investment Strategies

11. Please add disclosure describing any strategies or policies regarding duration.

12. You state that, under normal circumstances, the Trust will invest at least 80% of its assets in Senior Loans that are typically rated below investment grade, *i.e.*, junk. As you note, Senior Loans "are predominantly speculative because of the credit risk of their issuers,"

"typically entail greater potential price volatility and may be less liquid than higher-rated investments," and "are more likely to default on their payments of interest and principal owed to the Trust, and such defaults will reduce the Trusts' NAV and income distributions." The Trust's objective, in part, is to return the original net asset value to shareholders on the Termination Date. But given the risks mentioned, it appears neither realistic for the Trust to have such an objective nor reasonable to create an expectation for shareholders that the Trust will meet its objective. Please explain.

13. In the second paragraph under "Investment Strategies," the first and second sentences repeat the third and fourth sentences in the paragraph above. Please revise.

14. Please explain supplementally why the Trust is not limiting the longest maturity of any holding to less than six months beyond the Termination Date, as the Eaton Vance High Income 2021 Target Term Trust has done and the Eaton Vance High Income 2022 Target Term Trust plans to do. Doesn't the absence of that limit expose the Trust to unreasonable and significant interest rate risk and reinvestment risk, as you observe in the prospectuses of the other two trusts?

15. You state that Senior Loans "are typically secured with specific collateral . . . ." Why is the term "typically" necessary? Please clarify that Senior Loans, as you define them, are secured and, if applicable, explain why there are exceptions.

Page 2 – Investment Strategies

16. Will the Trust enter into unfunded loan commitments? If so, please explain what the Trust will do if there are unfunded loan commitments outstanding when the Trust's term ends in 2024. For example, will the Trust need to extend its termination date, or will the Trust sell the unfunded commitments at a large discount? If applicable, please add disclosure explaining what unfunded loan commitments are and what risks are involved, particularly with respect to the planned liquidation of the Trust in 2024.

17. Please confirm supplementally that the prospectus disclosure describes the types of derivatives that the Trust is expected to use, the manner in which they are expected to be employed by the Trust, and the maximum percentage of Trust assets that are expected to be allocated to derivatives. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

18. You state that the Trust will invest, "under normal circumstances, at least 80% of its Managed Assets . . . in senior floating rate loans ("Senior Loans") of any maturity." You also state that "senior secured fixed rate income instruments whose fixed rate coupons are converted to floating rate via the use derivatives will be considered Senior Loans for purposes of the Trust's 80% test." Please explain supplementally why it is appropriate for such instruments to be considered Senior Loans for purposes of satisfying the Trust's 80% policy.

19. You state that the Trust may invest in investment companies. If acquired fund fees and expenses ("AFFE") will exceed 0.01% of the average net assets of the Trust, then please

disclose these fees and expenses as a separate line item in the fee table. If AFFE are not expected to exceed one basis point, then please include such expenses in the "Other Expenses" line in the Table. *See* Item 3, Instruction 10 of Form N-2.

Page 7 – Special Risk Considerations

20. With respect to "Seven year term risk," you state that "during the two year period preceding the Termination Date, the Trust may invest less than 80% of its Managed Assets in Senior Loans due to limited availability of appropriate shorter maturity Senior Loans." Please explain supplementally how much less such investment could be and how the Trust would comply with its 80% policy. Also, why does the Trust have an 80% policy regarding Senior Loans if the Trust might not implement such policy for up to 28.5% (*i.e.*, approximately two years) of the life span of the Trust (*i.e.*, approximately seven years)? Please explain supplementally why the 80% policy is not misleading.

Page 8 – Special Risk Considerations

21. With respect to "Senior Loans risk," please explain that the Trust will acquire interests in Senior Loans primarily by way of assignment, as you have stated later in the prospectus, and describe the risks of assignment.

Page 10 – Special Risk Considerations

22. With respect to "Foreign investment risk," please consider what, if any, additional risk disclosure is necessary in light of the United Kingdom's June 2016 vote to withdraw from the European Union.

Page 11 – Special Risk Considerations

23. With respect to "Private debt investments risk," please tell us how much the Trust will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940. If the Trust will invest more than 15% of its assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their assets in such hedge funds or private equity funds impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it would be appropriate for the Trust to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

Page 16 – Summary of Trust Expenses

24. Please confirm supplementally that the Fee Table and Example will be updated in the 497 filing to reflect the actual size of the offering.

25. The Fee Table and Example are based on an anticipated amount that the Trust expects to receive from the offering. Please explain supplementally what the anticipated amount of the offering will be and why that amount is reasonable.

26. Is the adviser entitled to receive reimbursement of organizational and offering expenses? If so, please disclose the terms and conditions of such reimbursement.

27. Please explain supplementally why the investment advisory fee will be reduced during the two year period preceding the Termination Date. Are there any potential downsides or risks to investors?

Page 25 – Portfolio Composition and Other Information

28. With respect to "Convertible securities and synthetic convertible securities," we note that the Trust will invest in convertible securities. If the Trust expects to invest in contingent convertible securities ("CoCos"), the Trust should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Trust invests in CoCos , and the characteristics of the CoCos, (*e.g.*, the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Trust should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Trust intends to invest in CoCos and, if so, the intended amount.

Page 26 – Portfolio Composition and Other Information

29. With respect to "Zero-coupon bonds, step-ups and payment-in-kind securities," please add disclosure stating that:

a. Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized; and

b. Because original issue discount will be included in the Trust's "investment company taxable income" for the year of the accrual, the Trust may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to registered investment companies, even where the Trust has not received any corresponding cash amount. As a result, the Trust may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If the Trust is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

30. Please add to the end of the last sentence the following language: ", which is a measure of the riskiness of a loan."

Page 28 – Portfolio Composition and Other Information

31. With respect to "Swaps," you state that the Trust may engage in transactions involving total return swaps ("TRS"). A TRS is a "senior security" for purposes of section 18 of the Investment Company Act of 1940 (the "ICA"). When a fund engages in TRS, the fund will need to "set aside" (also referred to as "segregate") an appropriate amount of liquid assets, as determined by Commission and staff guidance, to address section 18 concerns. (Setting aside assets for this purpose is sometimes referred to as "cover".) *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). *See also* additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm. In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives (including "cover" obligations) for purposes of section 18 of the ICA. *See* Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance (and the staff could also issue future guidance) relating to fund use of derivatives, such as TRS, and leverage, including cover requirements, which could impact the manner in which the Trust operates.

32. With respect to "Swaps," you state that the Trust may engage in transactions involving credit default swaps. If the Trust will write credit default swaps, please confirm to the staff that the Trust will segregate the full notional amount of the credit default swap to cover such obligation.

Page 51 – Dividend Reinvestment Plan

33. Please add disclosure in the prospectus regarding the tax consequences of participation in the dividend reinvestment plan or identify where such disclosure is located in the prospectus. *See* Item 10.1.e.(5) of Form N-2.

Page 56 – Underwriting

34. Please confirm to the staff whether FINRA has approved the underwriting terms of the Trust's offering.

Page 56 – Additional Underwriting Compensation

35. Please file the contracts described in this section as exhibits to the Trust's registration statement.

36. Please ensure that any applicable disclosure pertaining to the initial approval and any subsequent renewal of the Advisory Agreement will specifically confirm that the payment of a commission was made out of the adviser's own legitimate profits and that the payment of a commission was not taken into account by the Trust's Board of Trustees when evaluating the terms of the Advisory Agreement.

Page 58 – Independent Registered Public Accounting Firm

37. Please provide the report of the independent registered public accounting firm and the seed financial statements once available.

STATEMENT OF ADDITIONAL INFORMATION

Page 19 – Trustees and Officers

38. You state that Trustee information will be added by amendment upon election of the full Board of Trustees. When will that election occur?

PART C. OTHER INFORMATION

Signature

39. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Trust's Board of Trustees, and also signed by the Trust's principal executive officer and principal accounting officer or comptroller. Please take this requirement into account when making subsequent filings that occur after the upcoming election of more Trustees.

*   *   *   *   *   *

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. We may have further comments after reviewing your responses.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Senior Counsel